Shanda Games Announces Adjustment of the Exercise Price of Share Options

On September 14, 2012, the board of directors of Shanda Games Limited (“Shanda Games” or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China approved to adjust the exercise price for the share options held by the officers and employees of the Company and its subsidiaries and operating companies in China. The new exercise price for these options is US $1.835 per Class A ordinary share, representing the average closing price of the Company’s American Depositary Shares during the 15 consecutive trading days prior to September 14, 2012 divided by two.